

December 21, 2012

<u>Via Fax</u>
Francis M. Fetsko
Executive Vice President and
Chief Financial Officer
Tompkins Financial Corporation
The Commons, P.O. Box 460
Ithaca, NY 14851

> **Re:** **Tompkins Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-12709**

Dear Mr. Fetsko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the Period Ended September 30, 2012</u>

<u>Item 1. Financial Statements</u>

<u>Notes to Unaudited Condensed Consolidated Financial Statements</u>

<u>Note 9. FDIC Indemnification Asset Related to Covered Loans, page 28</u>

1. We note your disclosure relating to your FDIC-assisted transaction. Please revise future filings to include a rollforward of the FDIC indemnification asset.

<u>Note 16. Segment and Related Information, page 33</u>

2. We note you changed your reportable segments from two reportable business segments to three reportable business segments during the period ended September 30, 2012. Please tell us, and revise future flings, to provide a description of the nature of the change, the reasons for the change, the fact that comparative information has been restated or that it is impracticable to do so, and the financial effect of the change, if it is reasonably determinable. Refer to ASC 280-10-50-34.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3452 if you have questions regarding our comments.

Sincerely,

/s/ Amit Pande   for

Marc Thomas
Review Accountant